THOMPSON COBURN LLP
One US Bank Plaza
St. Louis, MO  63101
(314) 552-6295

November 4, 2011

EDGAR CORRESPONDENCE

Linda B. Stirling, Esq.
U.S. Securities and Exchange Commission
450 5th Street, NW, 5-6
Washington, DC  20549

Re:  Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Linda:

We are responding to the Staff’s comments received October 17th with respect to Post-Effective Amendment (“PEA”) No. 195 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of its series, the FCI Equity Fund (now known as the “FCI Value Equity Fund” or the “Fund”).  We have addressed each comment you raised and our responses to your comments are set forth below.

FCI Value Equity Fund

Comment:  Please confirm that the adviser has agreed to cap expenses for at least one year (through the date of the next prospectus).

Response:  The Adviser has agreed to cap expenses for one year and we have revised the footnote to the Fund’s fee table to reflect an expense cap of at least one year:

(1) Effective February 1, 2011, the Fund’s Advisor contractually has agreed to waive its management fee and/or reimburse expenses so that total annual operating expenses, excluding: brokerage fees and commissions; borrowing costs (such as (i) interest and (ii) dividend expenses on securities sold short); taxes; any 12b-1 fees; any indirect expenses such as expenses incurred by other investment companies in which the Fund invest; and extraordinary litigation expenses do not exceed 1.00% of the Fund’s average daily net assets through January 31, 2012, subject to the Advisor’s right to recoup reimbursements on a rolling three-year basis so long as the reimbursement would not exceed the 1.00% expense cap. This expense cap may not be terminated prior to this date except by the Board of Trustees.

Comment:     In the Summary Prospectus, under Principal Investment Strategies, the following sentence of the second paragraph needs to be re-written in Plain English:  The Advisor uses a multi-cap value approach to investing that employs top down macroeconomic and industry-specific research as well as bottom up stock specific research.

Response:  We have revised the sentence as follows:

Relying on a team of portfolio managers and equity analysts, the Advisor uses macroeconomic, industry-specific and stock-specific research to identify investment opportunities for the Fund.

Comment:     In the Summary Prospectus, add an explanation as to when the adviser will sell securities on behalf of the Fund.

Response:  The following sentence has been added to the Summary Prospectus:

The Fund may sell holdings that have become relatively oversized in the Fund’s portfolio or that the Advisor believes have reduced value potential, have underperformed the market or relevant economic sector, have exceeded their fair market value, have experienced a change in fundamentals or are subject to other factors that may contribute to relative underperformance.

Comment:     Delete the last paragraph under Principal Investment Strategies – it is duplicative.

Response:  As requested, we have removed the last paragraph under Principal Investment Strategies.

Comment:     Under “Principal Investment Strategies,” provide more specific information on the types of derivatives in which the Fund may invest, the adviser’s purpose in using these different types of derivatives, and the different risks associated with each type of derivative, as outlined in the SEC’s letter to the ICI regarding mutual funds derivatives disclosure.

Response: We have added additional disclosure regarding the Fund’s use of derivatives to page 2 of the Prospectus as follows:

The Fund intends to use derivative instruments for hedging, managing risk or income enhancement. Derivative instruments in which the Fund may invest include options and futures contracts.  For example, options may be used to hedge or adjust exposure to a security or market.  In an effort to enhance income, the Fund may write covered call options, in which the Fund holds a long position in a security combined with a short position in a call option on the same underlying security.

We have also added the following to the Derivative Risk disclosure:

A small investment in derivatives could have a potentially large impact on the Fund’s performance; certain gains or losses could be amplified, increasing movements in the share price of the Fund.

Comment:     Under “Portfolio Managers,” add more information about how long each person has been managing client accounts on a discretionary basis.

Response:  Messrs. Anderson, Cloud and Greig have been managing client accounts on a discretionary basis for 39, 8 and 22 years, respectively. As requested, we have included additional information describing how long each portfolio manager has been managing discretionary client accounts on page 22 of the prospectus.

***

We trust that our responses satisfactorily resolve the issues raised by the Staff.  If not, please let us know and we will respond promptly.  Tandy representations are attached hereto.  If you have any questions, please contact me at (314) 552-6295.

Sincerely,

THOMPSON COBURN LLP

By:  /s/ Dee Anne Sjögren

Exhibit A

Unified Series Trust
2960 N. Meridian Street
Indianapolis, Indiana 46208

In connection with Post-Effective Amendment No. 195 (“PEA 195”) to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its series, the FCI Value Equity Fund (the “Fund”), the undersigned officer of the Trust, on behalf of the Fund, hereby states as follows:

1.	The Fund acknowledges that all disclosures in PEA 195 about the Fund are the responsibility of the Fund;

2.	The Fund acknowledges that, by declaring the PEA 195 effective, the Securities and Exchange Commission (“SEC”) does not relieve the Fund of its responsibility for the disclosures included therein; and

3.
The Trust and the Fund hereby represent and warrant that in the event the SEC takes action against it, neither the Trust nor the Fund will assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Unified Series Trust

By: /s/ Tara Pierson
Tara Pierson, Secretary